UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-35284

Ellomay Capital Ltd.

(Translation of registrant’s name into English)

18 Rothschild Blvd., Tel Aviv 6688121, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Clarification in connection with Prospectus Supplement

In light of inquiries received from investors following the publication of a prospectus supplement by Ellomay Capital Ltd. (the “Company”) on July 1, 2025 (the “Prospectus Supplement”), the Company hereby clarifies that the publication of the Prospectus Supplement was intended to update and supplement the original prospectus published on November 19, 2014 (the “Original Prospectus”) to reflect the current holdings of shareholders named in the Original Prospectus (following historic sales and inheritance process) and does not indicate a sale of the shares covered by the Prospectus Supplement. The Original Prospectus (as supplemented by the Prospectus Supplement) is a “shelf resale” prospectus that can be used by the shareholders named therein, at their discretion, at any time or from time to time for as long as it is effective.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

	By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: July 2, 2025

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